Mail Stop 3561

May 20, 2009

Mr. Jonathan J. Ricci, CEO
Jones Soda, Co.
234 Ninth Avenue, North
Seattle, WA 98109

> **Re:** **Jones Soda, Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 000-28820**

Dear Mr. Ricci:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services